TOM Online Inc. Reports 3Q 2006 Results

(Beijing, 9 November, 2006) TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282) (“TOM Online” or “the Company”), a leading wireless Internet company in China, announced today its financial results for the third quarter ended September 30, 2006 (“3Q06”).

Financial Highlights

•	Total revenues were US$38.95 million (“mn”), a decrease of 15.2% from the same period last year and 22.3% from last quarter.

•	Wireless Internet revenues were US$34.71 mn, representing a 19.6% decrease from the same period last year and a 24.1% decrease from the previous quarter due to the impact from recently implemented operator and government policies. Wireless Internet revenues made up 89.1% of the Company’s total quarterly revenues.

•	Online advertising revenues were US$3.53 mn, representing a 36.3% increase from the same period last year but a 9.2% decrease from the previous quarter. Online advertising revenues made up 9.1% of the Company’s total quarterly revenues.

•	Net income was US$5.28 mn, a decrease of 55.1% from the last quarter and a decrease of 59.0% from the same period last year.

•	Excluding share-based compensation (“SBC”) expenses of US$0.74 mn, Non-GAAP net income was US$6.02 mn.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$9.9 cents per ADS or US$0.12 cents per common share.

•	Excluding SBC expenses, Non-GAAP fully diluted earnings per ADS were US$11.3 cents per ADS or US$0.14 cents per common share.

•	Balance of cash and cash equivalents and short-term bank deposits was approximately US$128.59 mn at the end of the third quarter of 2006.

Wang Lei Lei, Chief Executive Officer and an Executive Director of TOM Online, said: “Although the current regulatory environment has severely impacted TOM Online’s operational efficiency and financial performance in the third quarter, I believe the Company remains as strong as ever in terms of its abilities to grow and expand our position in the wireless Internet space, strengthen our close working relationships with industry partners as well as continue to lead the market with our operational capabilities.  With an outstanding workforce, I am confident TOM Online will be able to successfully navigate through this difficult period together with our partners.”

Business Results:
The Company’s unaudited consolidated revenues for the three months ended September 30, 2006 were US$38.95 mn, a decrease of 15.2% year on year (“YoY”) and a decrease of 22.3% quarter on quarter (“QoQ”).

Wireless Internet revenues were US$34.71 mn, representing a 19.6% decrease from the same period last year and a 24.1% decrease compared to the previous quarter due to the impact from recently implemented operator and government policies. Wireless Internet revenues made up 89.1% of the Company’s total quarterly revenues compared to 91.2% in the second quarter.

Online advertising revenues were US$3.53 mn, representing a 9.2% decrease QoQ, but an increase of 36.3% YoY. Online advertising revenues made up 9.1% of TOM Online’s total quarterly revenues, up from 7.8% in the second quarter.

Gross profit was US$12.77 mn representing a decrease of 37.0% compared to the same period last year and a 33.0% decline QoQ. Gross margins declined to 32.8% in 3Q06 from 38.0% in the 2Q06 and 44.1% in the 3Q05. The sequential decline in gross margins was due to the steep decline in revenues while a portion of the Company’s cost of sales are fixed in nature, such as staff compensations, depreciation, bandwidth and some marketing costs, amongst others. Total cost of sales in 3Q06 was US$26.18 mn compared to US$31.05 mn in 2Q06, or a QoQ decline of 15.7%. Total revenues dropped 22.3% QoQ..

Total operating expenses were US$8.55 mn in 3Q06, 6.8% higher than 2Q06 and roughly flat compared to the same period last year. The slight QoQ increase in operating expenses was in part due to higher operating and amortization expenses associated with consolidating Infomax for the first full quarter. Otherwise, due to the new operator and government policies, the Company strived to control costs while maintaining historical levels of sales and marketing activities to continue to build brand awareness for its portal.

In addition, during 3Q06, the Company recognized US$0.74 mn in SBC expenses which are excluded from the Company’s non-GAAP presentation of earnings.

Operating income was US$4.22 mn, down 63.3% from the same period last year and 61.8% from the previous quarter. Excluding SBC expenses, Non-GAAP operating income would have been US$4.96 mn. Operating margins were 10.8% in the third quarter, compared to 22.1% in the previous quarter.

3Q06 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$6.76 mn, a decrease of 50.0% YoY and 49.5% QoQ. EBITDA margins were 17.3% for the quarter compared to 26.7% in 2Q06. Excluding SBC expenses, 3Q adjusted EBITDA was US$7.50 mn.

Net Income was US$5.28 mn, a decrease of 59.0% YoY and 55.1% QoQ. This includes an exchange gain of US$ 0.74 mn primarily due to the appreciation of RMB upon translation of the Company’s net non-RMB liabilities at the period end as the Company’s functional currency is RMB. Excluding SBC expenses, Non-GAAP net income was US$6.02 mn, a decrease of 53.3% YoY and 51.9% QoQ.

US GAAP basic earnings per ADS were US$9.9 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 53.25 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,259.63 mn.

Excluding SBC expenses, Non-GAAP basic earnings per ADS were US$11.3 cents and Non-GAAP basic earnings per Hong Kong ordinary share were US$0.14 cents for the quarter. Shares used in computing basic earnings per ADS were 53.25 mn and shares used in computing basic earnings per Hong Kong ordinary share were 4,259.63 mn.

US GAAP diluted earnings per ADS were US$9.9 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.25 mn and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,259.63 mn.

Excluding SBC expenses, Non-GAAP diluted earnings per ADS were US$11.3 cents and Non-GAAP diluted earnings per Hong Kong ordinary share were US$0.14 cents for the quarter. Shares used in computing diluted earnings per ADS were 53.25mn and shares used in computing diluted earnings per Hong Kong ordinary share were 4,259.63 mn.

Balance of cash and cash equivalents and short-term bank deposits was approximately US$128.59 mn at the end of the third quarter of 2006. This cash and cash equivalent balance takes into account US$18.75 mn used to pay for the first installment of the Infomax acquisition and another US$20.04 mn for the repayment of the Company’s loan with TOM Group.

Wireless Internet Services
Total wireless Internet service revenues were US$34.71 mn for the third quarter of 2006, a decrease of 24.1% QoQ and 19.6% YoY. Wireless Internet revenues accounted for 89.1% of the Company’s total revenues in the third quarter compared to 91.2% in 2Q06.

In addition, 3Q06 was the first full quarter to include Infomax, which contributed US$6.95 mn in total wireless revenues in 3Q06 compared to US$0.98 mn in 2Q06, which only reflects consolidation as of June 1, 2006. This represented 20.0% of total 3Q06 wireless Internet revenues. SMS usage based services contributed over half of Infomax’s revenues and SMS revenues derived from CCTV-2’s “Dream China” talent contest show contributed roughly 40% of Infomax’s 3Q06 revenues. As “Dream China” ran mainly during August and September, the Company expect to see a drop-off in Infomax’s business in the fourth quarter of 2006, although it expects the decline should be somewhat offset by ongoing synergies and other marketing and product development activities that Infomax and TOM Online management are currently working on together.

Excluding Infomax from 3Q06 revenues, total wireless Internet revenues would have been US$27.76 mn, representing a decrease of 37.9% QoQ and 35.7% YoY.

On July 7, 2006, TOM Online issued a press release relating to policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom (“Unicom”) has also implemented similar policies to that of CMCC during 3Q06.

As had been previously discussed, these new policies have had a substantial negative impact to the Company’s wireless business, resulting in substantial revenue and profit declines from prior periods.

Although it appears that the regulatory environment had begun to stabilize towards the end of 3Q06, in the near-term, due to policies such as double confirmation and a more stringent operating environment, TOM Online continues to expect to see depressed levels of business activity in its wireless business.

Looking forward, the Company continues to believe that its mobile operator partners will consolidate their value added service business towards a smaller group of large scale wireless Internet service providers and believes this will benefit business in the long run.

SMS (“Short Messaging Service”) revenues in 3Q06 were US$14.21 mn, down 25.1% QoQ and 19.4% YoY. SMS revenues made up 40.9% of total wireless Internet revenues for the quarter. The primary factor for the steep decline in SMS business was due to the cancellation of per message subscriptions beginning in July for both CMCC and Unicom. Other factors such as double confirmation and extended free trial periods were only less significant contributors to the QoQ decline as they were offset by the contribution from Infomax’s SMS business in 3Q06.

MMS (“Multimedia Messaging Service”) revenues for 3Q06 were US$2.08 mn, down 47.6% QoQ and 32.4% YoY. MMS revenues made up 6.0% of total wireless Internet revenues in the quarter. Similar to SMS, the cancellation of per message subscriptions was the primary factor for a decline in MMS business. However as discussed before, the Company continues to believe that MMS is a transitory product category and does not expect MMS to be a key business driver to overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 3Q06 were US$7.40 mn, representing a 10.8% increase QoQ but a 11.5% decrease YoY. WAP revenues made up 21.3% of total wireless Internet revenues in the quarter. In the second quarter, roughly 90% of WAP revenues had been based on monthly subscriptions, but due to the new policies, the Company has begun to shift the business towards one-time (“usage”) based services in early 3Q06. However, excluding Infomax, WAP revenues would have declined QoQ and YoY. Factors contributing to a decline in WAP business included the introduction of one-month free trials for subscriptions, silent user clean-up periods shortening from 6 months to 4 months and a more stringent operating environment limiting marketing and other cross-selling activities. Exiting 3Q06, the majority of WAP revenues were from usage based services.

IVR (“Interactive Voice Response”) revenues in 3Q06 were US$8.15 mn, down 31.3% QoQ and 22.5% YoY. IVR revenues made up 23.5% of total wireless Internet revenues in the quarter. IVR business performed poorly due to the suspension of cross-selling activities which continues to persist in most CMCC provinces at the end of 3Q.

CRBT (“Colour Ringback Tones”) revenues in 3Q06 were US$1.61 mn, down 50.1% QoQ and 30.6% YoY. CRBT revenues made up 4.6% of total wireless Internet revenues in the quarter. Continued strong price competition in the average CRBT per song fees and a more stringent operating environment due to the new policies, contributed to the poor performance in CRBT business.

Other wireless Internet revenues were US$1.26 mn, representing a 24.4% increase QoQ and roughly flat YoY. Other wireless Internet revenues made up 3.7% of total wireless Internet revenues and consisted of primarily revenues from Indiagames and, to a lesser extent, mobile games distributed by TOM Online in the mainland China market.

Online Advertising and Portal
Online advertising revenues were US$3.53 mn in 3Q06, representing a slight decrease of 9.2% QoQ but an increase of 36.3% YoY. Due to the strong performance in 2Q06 driven by advertising related to the World Cup on the Company’s sports channel and Wanleba campus roadshows on its entertainment and music channels, the Company saw a slight let up in online advertising activities in 3Q06.

As the Company transits the current wireless Internet operating environment, management will continue its efforts on the portal and bolster the Company’s online presence and communities to continue to grow its online advertising business. In particular, the portal strategy will be aligned to best position the Company in anticipation of the introduction of 3G wireless services in China.

New Business Opportunities
TOM-SKYPE JV and UMPay
At the end of October 2006, the Company had over 23.5 mn registered TOM-Skype users, up from over 15.5 mn registered users at the end of July 2006, or an increase of over 8 mn new registered users since the end of July.  The recent growth in TOM-Skype users is due to increased marketing activities surrounding the voice and community functions of the TOM-Skype service as well as the scale of the user base beginning to exhibit positive network effects. More importantly, the Company continues to explore advertising opportunities through the TOM-Skype client which it hopes to begin monetizing in early 2007.

Regarding its alliance with UMPay, the Company continues to work closely with UMpay on micropayments services. The Company continues to work as UMPay’s exclusive business partner to develop China’s mobile payment market as a longer term opportunity.

Jay Chang, Chief Financial Officer and an Executive Director of TOM Online, said: “While the new operator policies have had a significant impact on our business, we nonetheless continued to generate positive cashflow.  As the regulatory environment has appeared to have stabilised, we are proactively managing our business structure to improve our market position for future growth.”

Business Outlook
At the time of this announcement, the Company anticipates total revenues for the quarter ending December 31, 2006 to be in the range of US$ 34.5 mn to US$ 35.5 mn which represents a 8.8% — 11.4% sequential decline and reflects the sequential decline in Infomax which accounts for Dream China having no contribution in 4Q as it was a special 3Q event.

Ends

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2005 as filed with the United States Securities and Exchange Commission.

Non-GAAP financial measures

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measures including EBITDA, Adjusted EBITDA, Non-GAAP Net Income, Non-GAAP basic and diluted EPS which are adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measures are provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBIDTA, depreciation and amortization expenses have been excluded from the income from operations. In calculating adjusted EBIDTA, the share-based compensation expense has been further excluded from EBIDTA to derive at the adjusted EBIDTA. In addition, share-based compensation expense has also been excluded from the Net Income Attributable to Shareholders to derive at the Non-GAAP Net Income. The reason to exclude the share-based compensation expense to derive at the adjusted EBIDTA and Non-GAAP Net Income is that the Statement of Financial Accounting Standard 123R “Share-Based Payment” has been adopted by the Company since January 1, 2006 and the Company believes that the exclusion of such expense could enhance the comparability of its current operating results from prior periods. Correspondingly, the Non-GAAP basic and diluted earnings per share data were calculated based on the Non-GAAP Net Income as shown below. The number of shares used in the calculation has been disclosed in Appendix 1..

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Audited	Unaudited
	December 31,	September 30,
	2005	2006
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	99,869	100,274
Short-term bank deposits	1,863	28,315
Accounts receivable, net	33,950	30,242
Restricted cash	300	300
Prepayments	6,053	5,412
Income tax prepaid	—	127
Deposits and other receivables	2,503	2,881
Due from related parties	189	180
Inventories	53	112

Total current assets	144,780	167,843

Available-for-sale securities	38,519	-
Restricted securities	59,122	97,640
Investment under cost method	1,494	1,568
Long-term prepayments and deposits	132	134
Property and equipment, net	15,346	14,709
Deferred tax assets	521	687
Goodwill, net	184,678	209,289
Intangibles, net	1,415	3,404

Total assets	446,007	495,274

CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

	Audited	Unaudited
	December 31,	September 30,
	2005	2006
	(in thousands of U.S. dollars)
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	5,031	5,445
Other payables and accruals	16,002	18,075
Income tax payable	569	491
Deferred revenues	69	130
Consideration payables	16,615	-
Short-term loan	—	35,340
Due to related parties	19,430	25

Total current liabilities	57,716	59,506

Non-current liabilities:
Secured bank loan	56,099	55,271
Deferred tax liabilities	182	150

Total liabilities	113,997	114,927

Minority interests	2,900	3,171

	116,897	118,098

Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,224,532,105 and 4,259,628,528 shares issued and outstanding as at December 31, 2005 and September 30, 2006 respectively)	5,416	5,461
Paid-in capital	312,643	321,633
Statutory reserves	11,396	11,396
Accumulated other comprehensive (losses)/ incomes	(3,187)	6,680
Retained earnings	2,842	32,006

Total shareholders’ equity	329,110	377,176

Total liabilities, minority interests and shareholders’ equity	446,007	495,274

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Nine months ended
	September	30,	September 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars, except number of shares & per share amounts)
Revenues:
Wireless Internet services	43,158	34,709	117,264	125,913
Advertising	2,590	3,531	6,012	10,122
Commercial enterprise solutions and Others	193	706	723	1,585
Total revenues	45,941	38,946	123,999	137,620
Cost of revenues:
Cost of services *	(25,689)	(26,180)	(72,069)	(85,843)
Total cost of revenues	(25,689)	(26,180)	(72,069)	(85,843)

Gross profit	20,252	12,766	51,930	51,777

Operating expenses:
Selling and marketing expenses *	(1,762)	(2,074)	(4,947)	(5,502)
General and administrative expenses *	(6,361)	(5,718)	(16,286)	(18,354)
Product development expenses *	(428)	(386)	(1,044)	(1,224)
Amortization of intangibles	(208)	(368)	(767)	(782)

Total operating expenses	(8,759)	(8,546)	(23,044)	(25,862)

Income from operations	11,493	4,220	28,886	25,915
Other income/(loss):
Net interest income	274	334	2,089	1,218
Gain on disposal of available-for-sale securities	—	—	450	-
Loss on issuance of shares by a subsidiary	—	—	(69)	-
Exchange gain	1,132	737	1,132	1,695
Income before tax	12,899	5,291	32,488	28,828
Income tax credit/(expenses)	106	(21)	(6)	158
Income after tax	13,005	5,270	32,482	28,986
Minority interests	(123)	8	(196)	178

Net income attributable to shareholders	12,882	5,278	32,286	29,164

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

	Three months ended		Nine months ended
	September	30,	September 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars, except number of shares & per share amounts)

Earnings per ordinary share – basic (cents):	0.31	0.12	0.79	0.69
Earnings per ordinary share – diluted (cents):	0.31	0.12	0.79	0.68

Earnings per American Depository Shares – basic (cents):	24.5	9.9	63.4	54.9
Earnings per American Depository Shares– diluted (cents):	24.5	9.9	63.4	54.4

Weighted average number of shares used in computing Earnings Per Share:
Ordinary shares, basic	4,200,439,916	4,259,625,175	4,073,373,960	4,252,713,087
Ordinary shares, diluted	4,203,069,703	4,259,625,175	4,074,260,188	4,289,453,234

American Depositary Shares, basic	52,505,499	53,245,315	50,917,174	53,158,914
American Depositary Shares, diluted	52,538,371	53,245,315	50,928,252	53,618,165
* Included share-based compensation expense under SFAS 123R
Cost of services	—	23	—	71
Selling and marketing expenses	—	2	—	4
General and administrative expenses	—	711	—	2,187
Product development expenses	—	8	—	24

Total	—	744	—	2,286

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated	(Accumulated
					other	deficit)/	Total
	Number	Share	Paid-in	Statutory	comprehensive	Retained	shareholders’
	of shares	capital	capital	reserves	(losses)/incomes	earnings	equity
		(in thousands of U.S. dollars, except number of shares)

Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group	304,155,503	390	47,158	—	—	—	47,548
Issuance of shares on exercise of employee share options	5,190,000	7	991	—	—	—	998
Unrealized loss on securities	—	—	—	—	(2,436)	—	(2,436)
Currency translation adjustments	—	—	—	—	501	—	501
Net income for the period	—	—	—	—	—	32,286	32,286

Balance as of September 30, 2005	4,205,545,503	5,392	309,016	9,452	(2,605)	(7,934)	313,321
Balance as of January 1, 2006	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110
Issuance of shares on exercise of employee share options	35,096,423	45	6,704	—	—	—	6,749
Share-based compensation	—	—	2,286	—	—	—	2,286
Unrealized gain on securities	—	—	—	—	280	—	280
Currency translation adjustments	—	—	—	—	9,587	—	9,587
Net income for the period	—	—	—	—	—	29,164	29,164

Balance as of September 30, 2006	4,259,628,528	5,461	321,633	11,396	6,680	32,006	377,176

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2005	2006
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	32,286	29,164
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	767	782
Amortization of premium on debt securities	290	284
Allowance for doubtful accounts	666	368
Depreciation	5,111	6,362
Deferred income tax	—	(186)
Minority interests	196	(178)
Exchange gain , net	(1,081)	(1,695)
Loss/(Gain) on disposal of property and equipment	81	(1)
Gain on disposal of available-for-sale securities	(450)	-
Loss on issuance of shares by a subsidiary	69	-
Share-based compensation expense	—	2,286
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(4,701)	5,507
Prepayments	(869)	798
Deposits and other receivables	(74)	128
Due from related parties	(43)	(2)
Income tax prepaid	—	(129)
Inventories	51	(57)
Accounts payable	1,563	(2,016)
Other payables and accruals	6,074	1,415
Income tax payable	(303)	(112)
Deferred revenues	(51)	58
Due to related parties	(764)	187

Net cash provided by operating activities	38,818	42,963

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Nine months ended September 30,
	2005	2006
	(in thousands of U.S. dollars)

Cash flow from investing activities:
Payments for purchase of property and equipment	(6,449)	(4,954)
Cash paid for short-term bank deposits	(1,449)	(51,110)
Cash paid for entrusted loan provided to a related party	(2,461)	-
Cash received from short-term bank deposits	—	24,949
Cash received on disposal of available-for-sale securities	16,392	-
Net cash used in acquisition of subsidiaries	(99,937)	(34,519)
Net cash used in investing activities	(93,904)	(65,634)

Cash flow from financing activities:
Issuance of ordinary shares from the exercise of share options, net of expenses	998	6,749
IPO share issuing expenses	(803)	-
Cash received from issuance of shares by a subsidiary, net of issuing expenses	3,985	-
Bank loan, net of handling charges	56,539	35,340
Partial repayment of bank loan	—	(828)
Repayment of loans due to parent company	—	(20,038)
Net cash provided by financing activities	60,719	21,223

Net increase/(decrease) in cash and cash equivalents	5,633	(1,448)
Cash and cash equivalents, beginning of period	79,320	99,869
Foreign currency translation	990	1,853

Cash and cash equivalents, end of period	85,943	100,274

Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(154)	(277)
Interest received from bank deposits and debt securities	3,681	5,230
Interest paid for bank loans and loans due to parent company	1,119	3,296
Non-cash activities	—	-

The Non-GAAP financial measures have been reconciled to the nearest US GAAP measures as follows:

	Three months ended		Nine	months ended
	September 30,		September 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars)
Income from operations	11,493	4,220	28,886	25,915
Add back: Depreciation	1,801	2,168	5,111	6,362
Amortization	208	368	767	782

EBITDA	13,502	6,756	34,764	33,059

Add back: Share-based compensation	—	744	—	2,286

Adjusted EBITDA	13,502	7,500	34,764	35,345
Net income attributable to shareholders	12,882	5,278	32,286	29,164
Add back: Share-based compensation	—	744	—	2,286

Non-GAAP Net Income	12,882	6,022	32,286	31,450

Appendix 1.

Earnings per share

a)	Basic earnings per share

The calculation of basic earnings per share for the three months and nine months ended September 30, 2006, is based on:

● the weighted average number of 4,259,625,175 and 4,252,713,087 (2005: 4,200,439,916 and 4,073,373,960) ordinary shares outstanding during the periods; and

● 53,245,315 and 53,158,914 (2005: 52,505,499 and 50,917,174) American Depositary Shares (“ADS”) outstanding during the periods.

b)	Diluted earnings per share

The calculation of diluted earnings per share for the three months and nine months ended September 30, 2006, is based on:

● the weighted average number of 4,259,625,175 and 4,289,453,234 (2005: 4,203,069,703 and 4,074,260,188) ordinary shares, after adjusting for the effects of all dilutive potential shares during the periods; and

● 53,245,315 and 53,618,165 (2005: 52,538,371 and 50,928,252) ADS outstanding during the periods.

For the three months ended September 30, 2006, stock options were excluded from the computation of diluted earnings per share primarily because the exercise prices of the options were greater than the average market price of the ordinary shares.

Conference Call

Company management will hold an investor conference call at 8:30 PM Hong Kong time (7:30 AM EST) to present an overview of the company’s financial performance and business operations during the period.

The dial-in numbers for the call are:

Australia: 1-800-504-629; China A (China Netcom subscribers): 10800-852-0607; China B (China Telecom subscribers): 10800-152-0607; Hong Kong: 852-2258-4000; India: 000-800-852-1115; Singapore: 800-852-3237; United Kingdom: 0800-068-9056; USA: 800-365-8460. Password: TOM Online.

The conference call will be accompanied by a slide presentation on http://ir.tom.com.

An audio replay of the call can be accessed by dialing the following numbers: Hong Kong: 852-2802-5151; USA: 1-800-839-3144. Password: 794630. The audio replay will be kept for seven days.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographics, the Company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email. As at September 30, 2006, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet segment.

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 10 6528-3399 ext 6940

Mob: +86 139-118-95354

Skype: ricoinrio